SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 24, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SCBF Comments
03/16/05

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO
DE SÃO PAULO – SABESP
Corporate Taxpayers’ Identification (CNPJ) # 43.776.517/0001- 80
A Publicly-Held Company

NOTICE OF DEBENTURES HOLDERS OF 5TH ISSUANCE DEBENTURES

We hereby communicate to Debentures Holders of 5th Issuance Debentures of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) that, under the terms of item 4.11 of Clause IV of “Deed of the 5th Issuance of Unsecured Simple Debentures, Not Convertible Into Shares, in Two Tranches for Public Distribution, of Companhia de Saneamento Básico do Estado de São Paulo – SABESP”, as amended on April 29, 2002, May 13, 2002, and January 26, 2004, the Company’s Board of Directors, at its [630th] Meeting held on February 24, 2005, decided to propose the conditions below for renegotiation of first and second tranche debentures of 5th Issuance (the “Debentures”):

(i)

The new compensation period for debentures, that is, the period during which compensation conditions shall remain unchanged, shall begin on April 1, 2005, and end on March 1, 2007, the debentures final maturity date.

(ii)

The first tranche debentures shall be entitled to compensation incurring on their unamortized unit face value, established based on the accrued daily average rates of the one-day DI - Interbank Deposits, known as "over extra group " expressed as a percentage per annum, based on a year of two hundred and fifty-two (252) business days, calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities) (the "DI Rate"), plus spread of one whole and ten hundredth percent (1.10%) per annum, calculated as from the renegotiation date (April 1, 2005), in accordance with the formula established in sub-item 4.2.1 of the Deed of Issuance.

(iii)

The second tranche debentures shall have the unamortized unit face value updated from the issuance date, based on the IGP-M (General Market Price Index) calculated and published by the Fundação Getúlio Vargas, and shall be entitled to compensatory interest calculated based on a fixed rate of ten wholes and sixty-five hundredth percent (10.65%) per annum, incurring on the balance of updated unit face value of second tranche debentures, calculated based on business days elapsed, based on a year of tow hundred and fifty-two (252) days, from the renegotiation date (April 1, 2005), in accordance with the formula established in sub-item 4.2.2.2 of the Deed of Issuance.

(iv)

The compensation payment of first tranche debentures, in the new compensation period, as determined in sub-item 4.4.1 of item 4.4 of Clause IV of the Deed of Issuance, shall be made on a quarterly basis, as follows:

1st Tranche
Compensation payments	Payment date
1st payment	07/01/2005
2nd payment	10/01/2005
3rd payment	01/01/2006
4th payment	04/01/2006
5th payment	07/01/2006
6th payment	10/01/2006
7th payment	01/01/2007
8th payment	03/01/2007

(v)

The payment of compensatory interest of second tranche debentures, in the new compensation period, as determined in sub-item 4.4.2 of item 4.4 of Clause IV of Deed of Issuance, shall be made every year, on the dates described below, subject that the monetary update shall be paid together with the payment of the debentures unit face value, which should be made upon payment of amortization or maturity of 2nd tranche debentures on March 1, 2007.

2nd Tranche
Compensation payments	Payment date
1st payment	04/01/2006
2nd payment	03/01/2007

(vi)	The other conditions set forth in the Deed of Issuance which had not been changed by the resolution herein described shall apply to the compensation of debentures.

The Fiduciary Agent of Debentures Holders is Planner Corretora de Valores S.A.

Debentures Holders not agreeing with the then published conditions set forth by the Company’s Board of Directors may state, between the 10th and the 5th business days (inclusive) prior to the closing of the Compensation Period, that is, from March 18 to March 24, 2005 (inclusive), by means of CETIP ((Clearing House for the Custody and Financial Settlement of Securities) or CBLC (Brazilian Clearing and Depository Corporation), or Banco Itaú S.A., should debentures are not held in custody at CETIP or at CBLC, their intention to exercise the right to sell their debentures to the Company.

The Company should purchase the total amount of debentures from Debentures Holders which do not accept the conditions herein established, at the unamortized unit face value plus compensation (including, for Second tranche debentures, monetary update) due to the effective purchase date. The debentures shall be purchased by the Company on April 1, 2005, with payment to Debentures Holders to be made under the terms of the Deed of Issuance. No premium shall be due arising from the purchase referred to in this notice.

São Paulo, March 17, 2005.

Rui de Britto Álvares Affonso
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 24, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.